RUSKIN MOSCOU FALTISCHEK, P.C.
1425 Reckson Plaza, East Tower
Uniondale, NY 11556

                                            February 6, 2007

Michael McTiernan
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

  Re:
  GTJ REIT, Inc. Form S-11 Registration Statement on Form S-4-
  Amendment No. 4 Filing dated January 31, 2007 File #333-136110

Dear Mr. McTiernan:

        This letter is in response to the letter (the "SEC Letter") dated February 5, 2007 from the Securities and Exchange Commission concerning the above referenced filing. Paragraph numbers in this letter correspond to the paragraph numbers in the SEC Letter.

Management of Our Company, page 122

Tables related to compensation, page 124

        1.     Comment.    We note from your disclosure on page 124 that options were granted to certain officers of the company on June 26, 2006, yet the table on page 125 indicates that the grant date has not yet taken place. Please clarify whether or not the grant date has already occurred in accordance with the definition of grant date in SFAS 123(R).

Specifically address why shareholder approval and consummation of the Reorganization are not considered to be perfunctory in light of the voting trust agreement as described on page 11. Refer to the definition of grant date in paragraph A77 and Appendix E of SFAS 123(R). If the grant date, as defined in SFAS 123(R), has already occurred, please provide the disclosures required by SFAS 123(R) and clarify to us bow you will account for these options. If the grant date, as defined in SFAS 123(R), has not yet occurred, please tell us, and disclose in your filing, when you anticipate the grant date will occur, and how you will account for these options at the grant date, including how you will determine the fair value of these options at the grant date.

        Answer:    The grant date has not occurred in accordance with the definition of grant date in SFAS 123(R). The definition of the grant date in SFAS 123(R) is as follows: "The date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award. The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service. Awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is obtained unless approval is essentially a formality (or perfunctory), for example, if management and the members of the board of directors control enough votes to approve the arrangement. Similarly, individual awards that are subject to approval by the board of directors, management, or both are not deemed to be granted until all such approvals are obtained. The grant date for an award of equity instruments is the date that an employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer's equity shares.

The employer and the employees have not reached a mutual understanding of the key terms and conditions of a share-based payment award, the awards were made under an arrangement that is subject to shareholder approval and thus are not deemed to be granted until that approval is obtained. The draft option agreement provided with the initial filing (Exhibit # 10.1 paragraph 11.4) indicates that the option plan is subject to the approval of the shareholders. Although, there is a voting trust agreement in place, the voting trust agreement does not specifically authorize the voting trustee to vote on the mergers, which are part of the Reorganization, and so, under applicable New York law, the voting trustee does not have that power. Under the terms of the Reorganization, the Company needs to obtain the affirmative vote of the holders of at least 66 and 2/3% of each of the three companies. No one shareholder has a controlling position in any of the three companies, or even much more than a 2% interest and the shareholders reside in more than 20 states.

The grant date will occur when the stock option plan is formally approved by the shareholders assuming, the Registration Statement is declared effective on or before February 12, 2007, we anticipate the shareholder vote on or about March 31, 2007. The options will be accounted for at their fair value at the grant date which will also be the service inception date and will be amortized over the period of service. The fair value of the options will be determined based upon the fair value of the shares as determined by independent appraisals as of the date the Reorganization is consummated. This information will be included in a footnote to the "Grant of Plan Based Awards" table, and otherwise as applicable.

        2.     Comment.    Tell us why the date the Initial Incentive Options were granted, June 26, 2006, is not the service inception date based on the criteria in paragraphs 79-85 of SFAS 123(R). Refer to your disclosure on page 124 and tell us what consideration you gave to considering the successful consummation of the Reorganization to be an implicit performance condition, Refer to paragraph A79 of SFAS 123(R).

        Answer:    Pursuant to paragraph A79 and Appendix E of SFAS 123(R) the service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date, but the service inception date precedes the grant date if (a) an award is authorized, (b) service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached, and (c) either of the following conditions applies: (1) the award's terms do not include a substantive future requisite service condition that exists at the grant date or (2) the award contains a market of performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award. In certain circumstances the service inception date may begin after the grant date. As described in footnote 77 to the definition described in paragraph A79 compensation cost would not be recognized prior to receiving all necessary approvals unless approval is essentially a formality (or perfunctory). See discussion of requirement of shareholder approval in response to Question #1 above.

        3.     Comment.    With regard to the prior two comments, if shareholder approval of the Reorganization and the resulting approval of the options is not considered to be a formality or perfunctory clearly explain to us the basis for that conclusion including why the shareholders vote at the special meeting is considered to be substantive, even in view of the voting trust agreement. Refer to paragraph A77 and footnote 77 to paragraph A79 of SFAS 123(R).

        Answer:    As described in response to Question #1 above the shareholder vote is considered to be substantive. The voting trust agreement cannot be applied to this transaction pursuant to applicable New York law.

Very truly yours,
/s/ STUART M. SIEGER STUART M. SIEGER For the Firm

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cc:
Jerome Cooper
Paul Cooper
Douglas Cooper
Adam Silvers
Michael Schnipper